JANUS ASPEN SERIES
JANUS INVESTMENT FUND
SECRETARY CERTIFICATE
The undersigned, being the Secretary of Janus Aspen Series (“JAS”), a trust with transferable shares of the type commonly called a Delaware statutory trust (a “Trust”), and the Secretary of Janus Investment Fund (“JIF”), a trust with transferable shares of the type commonly called a Massachusetts business trust (a “Trust” and, collectively with JAS, the “Trusts”), DOES HEREBY CERTIFY that, pursuant to the authority conferred upon the Trustees of JAS by its Amended and Restated Trust Instrument dated December 29, 2005, and of JIF by its Amended and Restated Agreement and Declaration of Trust dated March 18, 2003, each as may be amended from time to time, and by the affirmative vote of a majority of the Trustees of each Trust, including a majority of the Trustees who are not “interested persons” of the Trusts (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended), at a meeting duly called and held on June 19, 2013, the following resolutions were adopted:
RESOLVED, that pending final review and approval by the Legal and Regulatory Committee, and based on information provided by Janus Capital, the Trustees of the Trusts approve the Trusts’ participation in a renewed joint insured bond (the “Renewed Bond”) to be issued by ICI Mutual Insurance Company (“ICIM”) for the term June 30, 2013 through June 29, 2014 in substantially the form discussed at this meeting and in the amount that will maintain the Trusts’ compliance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and find and determine such amount to be reasonable and in excess of the sum of the minimum amount required per investment company insured pursuant to Rule 17g-1 under the 1940 Act, taking into consideration, among other things, the amount of coverage for each insured party, the number of insured parties, the amount and allocation of the premium proposed to be allocated to each insured party, the nature of the business activities of each insured party, the aggregate assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds’ portfolios;
FURTHER RESOLVED, that the Trustees of the Trusts authorize and direct the Trusts’ officers and affiliates of Janus Capital to prepare, execute, and file the Renewed Bond, and any amendments thereto, and to take such other action as may be necessary or appropriate to conform to the provisions of the 1940 Act and the rules and regulations thereunder; and
FURTHER RESOLVED, that pending final review and approval by the L&R Committee, the Trustees of the Trusts authorize and approve the proposed allocation of a portion of the premium for the Renewed Bond to each series of each Trust, subject to ratification by the Trustees upon determination of final allocation amounts, provided that the share of the premium allocated to each Trust is determined to be less than the premium that each Trust would pay if each Trust maintained a single insured bond.

Final review and approval was conducted by the Trustees’ Legal and Regulatory Committee on June 20, 2013.
IN WITNESS WHEREOF, the undersigned has set her hand and seal this 13th day of September, 2013.

/s/ Stephanie Grauerholz-Lofton

Stephanie Grauerholz-Lofton, Secretary

STATE OF COLORADO	)
) ss.
CITY AND COUNTY OF DENVER	)
     BEFORE ME, the undersigned authority, on this day personally appeared Stephanie Grauerholz-Lofton, Secretary of Janus Aspen Series and Janus Investment Fund, who, being by me first duly sworn, stated on her oath that the foregoing document is true and correct and that she executed the same for the purposes and consideration therein expressed and in the capacity therein stated.
     GIVEN UNDER MY HAND AND SEAL OF OFFICE this 13th day of September, 2013.

My Commission Expires:	/s/ Lynn M. Donaldson-Otto

6/16/15	Lynn M. Donaldson-Otto Notary Public

[Notary Seal]